SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 18, 2023

CHINA SOUTHERN AIRLINES COMPANY LIMITED

68 Qi Xin Road

Guangzhou, 510403

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

China Southern Airlines Company Limited (the “Company”) published the following announcement on December 15, 2023 on the Hong Kong Stock Exchange’s website at:

https://www1.hkexnews.hk/listedco/listconews/sehk/2023/1215/2023121500553.pdf, in relation to the key operating data of the Company and its subsidiaries for November 2023.

The announcement in English is included as an exhibit to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Chen Wei Hua and Liu Wei
Name:	Chen Wei Hua and Liu Wei
Title:	Joint Company Secretaries

Date: December 18, 2023